                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF AUGUST 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Board of Directors examines and approves the Group First Half Financial Report at 30 June 2013

►

NETWORK SPIN-OFF: THE BOARD OF DIRECTORS POSITIVELY ASSESSES RECENT AGCOM DECISIONS AND CONFIRMS THE COMPANY'S WILLINGNESS TO PURSUE THE IMPLEMENTATION PLAN

►

REVENUES: 13,760 MILLION EUROS, -2.7% IN ORGANIC TERMS COMPARED WITH H1 2012

►

EBITDA: 5,236 MILLION EUROS, -6.8% IN ORGANIC TERMS COMPARED WITH H1 2012

►

GOODWILL WRITE-DOWN FOR A TOTAL OF 2.2 BILLION EUROS

►

EBIT: 353 MILLION EUROS (-13% IN ORGANIC TERMS COMPARED TO H1 2012) AS A CONSEQUENCE OF THE GOODWILL WRITE-DOWN; WITHOUT THIS INTERVENTION THE EBIT AMOUNTS TO 2,540 MILLION EUROS

►

CONSOLIDATED NET RESULT: -1,407 MILLION EUROS; EXCLUDING THE EFFECTS OF THE GOODWILL WRITE-DOWN FOR A TOTAL OF 2.2 BILLION EUROS, THE PROFIT AMOUNTS TO APPROXIMATELY 800 MILLION EUROS (1.2 BILLION EUROS IN H1 2012)

►

ADJUSTED NET FINANCIAL DEBT: 28,813 MILLION EUROS, DOWN BY 1.5 BILLION COMPARED TO 30 JUNE 2012; THIS DATA IS UP BY APPROXIMATELY 500 MILLION EUROS COMPARED TO 31 DECEMBER 2012

►

GUIDANCE 2013 CONFIRMED FOR CONSOLIDATED ORGANIC REVENUES (“STABLE”) AND ADJUSTED NET DEBT (BELOW 27 BILLION EUROS). GUIDANCE 2013 RELATIVE TO GROUP ORGANIC EBITDA REVISED DOWNWARDS: FROM “LOW-SINGLE DIGIT DECLINE” TO “MID-SINGLE DIGIT DECLINE”

►

2013 DOMESTIC ORGANIC EBITDA GUIDANCE REVISED DOWNWARDS FROM “MID-SINGLE DIGIT DECLINE” TO “HIGH-SINGLE DIGIT DECLINE”

BERNABE': “TELECOM ITALIA IS IMPLEMENTING SIGNIFICANT ACTIONS AIMED AT INCREASING THE LEVEL OF OPERATIONAL EFFICIENCY AND ENSURING THAT THE DELEVERAGE EXPECTED FOR THE END OF THE YEAR IS ACHIEVED. AT THE SAME TIME, RENEWED IMPETUS IS GIVEN TO THE DEVELOPMENT OF THE NEW FIBRE NETWORK, WHICH WILL OFFER AN IMPORTANT CONTRIBUTION TO THE FUTURE STABILIZATION OF THE DOMESTIC EBITDA AND THE LTE DEVELOPMENT PLAN, A NECESSARY ADDITION TO A CONVERGENT ULTRABROADBAND OFFER.

AT THE SAME TIME, FOLLOWING AGCOM'S COMMUNICATION OFFICIALLY CONFIRMING THE POSITIVE CONCLUSION OF THE  PRELIMINARY INVESTIGATION AND VERIFYING THE RELIABILITY AND APPROPRIATENESS  OF THE ACCESS NETWORK SPIN-OFF PLAN, TELECOM ITALIA CONFIRMS ITS INTENTION TO PROCEED WITH THE OPERATION AS ANNOUNCED ON 30 MAY.

IN ITALY, IN A MARKET CONTEXT CHARACTERIZED BY STRONG PRICING PRESSURE ESPECIALLY ON THE MOBILE MARKET, IN THE SECOND QUARTER WE RESPONDED FIRMLY WITH HIGHLY COMPETITIVE OFFERS, INVESTING A PART OF THE MARGIN IN THE DEFENCE AND ACQUISITION OF CUSTOMERS EVEN THROUGH THE USE OF INNOVATIVE FIXED-MOBILE CONVERGENT OFFERS.”

***

The results of the Second Half of 2013 will be illustrated to the financial community during a conference call scheduled for 12 pm today (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Friday 9 August 2013 by calling: +39 06 334843 (access code 550959#). It is possible to follow the audio webcasting live and on demand with slideshow on www.telecomitalia.com/1H2013/eng

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

***

In addition to the conventional financial performance measures contemplated under IFRS, the Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. For further details on these measures see the annex “Alternative performance measures”.

The Telecom Italia Group First Half Financial Report at 30 June 2013 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Consolidated Finance Law - CFL) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and endorsed by the European Union ("IFRS"), as well as the provisions issued in implementation of art. 9 of Leg. Decree 38/2005.

The accounting policies and consolidation principles adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at 30 June 2013 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at 31 December  2012, to which reference can be made, except for the new standards and interpretations adopted by the Group, which, other than for the prospective adoption of IFRS 13 (Fair value measurement),  didn’t impact on the Half-year Condensed Consolidated Financial Statements at 30 June 2013. Note that the section "Business Outlook for the 2013 fiscal year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies.  Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the limited review on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at 30 June 2013 has not yet been completed.

Milan, 2  August 2013

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s First Half Financial Report at 30 June 2013.

Franco Bernabè commented: “The first half of 2013 was affected by the fragility of the domestic economic framework and by the reduced growth of the economy in Latin American countries. In Italy continued pricing pressure was also recorded, in particular on the Consumer Mobile market, in addition to a significant negative impact deriving from regulatory aspects. In this context, it was decided to respond firmly to competitors' offers on the mobile market, investing a part of the margin to pave the way for the defence and net acquisition of customers, also through the use of innovative fixed – mobile convergent offers”.

“Telecom Italia”, underlined the Chairman, “having acknowledged the context, deemed it appropriate to downwardly revise the guidance for the year in relation to the consolidated EBITDA, shifting from a "low-single digit decline" to a "mid-single digit decline", just like the domestic Ebitda which shifts from “mid-single digit decline” to "high-single digit decline". Whereas the current operational and financial dynamics allowed the confirmation for 2013 of both the "Stable" guidance for the Group's turnover, and that concerning the reduction of the net debt to under 27 billion euros”.

“While the overall conditions also for the second part of the year continue to appear challenging – continued Bernabè – the Company expects a gradual easing of competitive pressure, a more stable regulatory framework and an initial improvement in the economic performance”.

“As regards the access network spin-off plan – noted the Chairman of the Company – having taken note of the AGCom decisions of 25 July concerning its validity and solidity, we confirm our willingness to proceed promptly with the access infrastructure spin-off as approved and announced on 30 May”.

 “Telecom Italia – concluded Bernabè – is implementing significant actions aimed at increasing the level of operational efficiency and ensuring that the deleverage expected for the end of the year is achieved.  At the same time, renewed impetus is given to the development of the new Fibre network, which will offer an important contribution to the future stabilization of the domestic EBITDA and the LTE development plan, a necessary addition to a convergent Ultrabroadband offer. In this context, all the opportunities offered by the announced project of structural separation of the fixed access network shall be pursued, and we will continue to evaluate future opportunities for consolidation in the mobile sector”.

***

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following change to the consolidation area occurred in the first half of 2013:

•

La7 S.r.l. - Media: On 30 April 2013, after having received the authorizations provided for by the applicable regulations, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication and consequently the company left the consolidation area.

The following change occurred in 2012:

•

Matrix - Other assets: the company was sold on 31 October 2012, and it consequently left the consolidation area.

TELECOM ITALIA GROUP

Revenues in H1 2013 amounted to 13,760 million euros, down 7% on the first half of 2012 (14,793 million euros). In terms of organic variation, consolidated revenues fell by 2.7% (-375 million euros).

In detail, the organic variation in revenues is calculated by excluding:

-

the effect of foreign exchange rate fluctuations of -634 million euros, mainly regarding the Brazil Business Unit (-352 million euros) and the Argentina Business Unit (-280 million euros);

-

the effect of changes to the consolidation area (-33 million euros) following the sale of Matrix (Other Assets) on 31 October 2012 and La7 S.r.l. (Media) on 30 April 2013.

Revenues, broken down by business unit, are as follows:

(millions of euros)	H1 2013		H1 2012		Change
		% of total		% of total	absolute	%	% organic

Domestic	8,104	58.9	9,048	61.2	(944)	(10.4)	(10.5)
Core Domestic	7,687	55.9	8,570	57.9	(883)	(10.3)	(10.4)
International Wholesale	596	4.3	709	4.8	(113)	(15.9)	(15.7)
Brazil	3,620	26.3	3,733	25.2	(113)	(3.0)	7.1
Argentina	1,890	13.7	1,823	12.3	67	3.7	22.5
Media, Olivetti and Other Assets	212	1.5	290	2.0	(78)
Adjustments and eliminations	(66)	(0.4)	(101)	(0.7)	35
Consolidated Total	13,760	100.0	14,793	100.0	(1,033)	(7.0)	(2.7)

EBITDA came to 5,236 million euros, down 623 million euros (-10.6%) on H1 2012, with an EBITDA margin of 38.1% (39.6% in H1 2012). In organic terms, EBITDA fell by 391 million euros (-6.8%) on the same period of the previous year and was 1.8 percentage points lower in proportion to revenues, falling from 40.7% in H1 2012 to 38.9% in H1 2013, owing to the greater weight of South American revenues, where margins are lower than for the Domestic Business.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(millions of euros)	H1 2013		H1 2012		Change
		% of total		% of total	absolute	%	% organic

Domestic	3,824	73.0	4,406	75.2	(582)	(13.2)	(10.9)
% of Revenues	47.2		48.7			(1.5) pp	(0.1) pp
Brazil	919	17.6	987	16.8	(68)	(6.9)	2.8
% of Revenues	25.4		26.5			(1.1) pp	(1.1) pp
Argentina	537	10.3	550	9.4	(13)	(2.4)	15.5
% of Revenues	28.4		30.2			(1.8) pp	(1.8) pp
Media, Olivetti and Other Assets	(40)	(0.8)	(81)	(1.3)	41
Adjustments and eliminations	(4)	(0.1)	(3)	(0.1)	(1)
Consolidated Total	5,236	100.0	5,859	100.0	(623)	(10.6)	(6.8)
% of Revenues	38.1		39.6			(1.5) pp	(1.8) pp

Write-downs of non-current assets amounted to 2,213 million euros and relate primarily to the 2,187 million euros write-down of the goodwill allocated to the Core Domestic Cash Generating Unit of the Domestic Business Unit.

In accordance with the specific procedure adopted by the Group, the valuation took into account the deterioration in the macroeconomic environment, both in general terms, considering the prospects for the Italian economy, and in specific terms, considering the management's expectations of the impact, throughout 2013 and for the years to come, of the recent decisions taken by AGCom regarding the prices for wholesale access to the copper network and the commercial performance recorded by the Domestic Business Unit in H1; also taken into account were the expectations of analysts regarding the expected performance of the Business Unit in question and the trend in financial indicators and interest rates.

EBIT amounted to 353 million euros (3,199 million euros in H1 2012) and is affected by the impact of the aforementioned write-down of 2,187 million euros in the goodwill allocated to the Domestic Business Unit.

Organic EBIT amounted to 2,763 million euros, down by 412 million euros

(-13%) on H1 2012, with an EBIT margin of 20.1% (22.5% in H1 2012).

Profit for the period attributable to the Parent Company's shareholders is negative in the amount of 1,407 million euros, down by 2.649 million euros compared to H1 2012 (1,242 million euros). Excluding the negative impact of the goodwill write-down, the profit for the period would be positive by  approximately 800 million euros.

Capex amounted to 2,193 million euros, down slightly on H1 2012 (2,269 million euros) and is broken down as follows:

(millions of euros)	H1 2013		H1 2012		Change
		% of total		% of total

Domestic	1,345	61.3	1,333	58.7	12
Brazil	597	27.2	662	29.2	(65)
Argentina	231	10.5	236	10.4	(5)
Media, Olivetti and Other Assets	20	1.0	38	1.7	(18)
Adjustments and eliminations	−	−	−	−	−
Consolidated Total	2,193	100.0	2,269	100.0	(76)
% of Revenues	15.9		15.3		0.6 pp

Capex for the Domestic Business Unit remained largely in line with the same period of the previous year: the increase for the advancement of plans to build out next generation networks (LTE and fibre network) was offset by the reduced requirement for delivery of new conventional plants, due to the commercial slowdown in fixed-line access.

Capex for the Brazil Business Unit decreased by 65 million euros on the same period of 2012 (including a negative forex effect of 62 million euros); the reduction was mainly attributable to the pace of new investments in the network and to the drafting of new agreements with the main providers.

Capex for the Argentina Business Unit fell by 5 million euros, including a negative forex effect of 36 million euros, without which it would have grown. Besides the costs of client acquisition, expenditure was aimed at enlarging and upgrading fixed-line broadband services and backhauling to support mobile access development. Moreover, Telecom Personal invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Cash flow from operations  stood at 1,277 million euros (2,243 million euros in H1 2012). This result, which is normally lower than in the  second half of the year anyway, was affected to a greater extent than ordinary by the seasonal dynamics of disbursements made for purchases during the latter part of the previous year.

Adjusted net financial debt as of 30 June 2013 amounted to 28,813 million euros, down by 1.5 billion euros on 30 June 2012.

In Q2 2013, adjusted net financial debt remained broadly stable compared to 31 March 2013. The cash flow from operations for the quarter (approximately 1.13 billion euros) was entirely absorbed by the requirement for the payment of dividends, financial expenses and taxes, the effects of the sale of La7, which took place at the end of April, and the payment of fees for the rights to use mobile telephone frequencies in Brazil.

(millions of euros)	30.6.2013	31.3.2013	Change

Accounting net financial debt	29,786	29,516	270
Reversal of fair value measurement of derivatives and associated financial liabilities/assets	(973)	(749)	(224)
Adjusted net financial debt	28,813	28,767	46
Detailed as follows:
Total adjusted gross financial debt	36,007	37,222	(1,215)
Total adjusted financial assets	(7,194)	(8,455)	1,261

Accounting net financial debt amounted to 29,786 million euros (29,053 million euros as of 31 December 2012).

At 30 June 2013 Group headcount stood at 82,163 employees (83,184 at 31 December 2012), of which 53,622 in Italy (54,419 at 31 December 2012).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 30 June 2013 can be found in the press release issued on 30 July, following the Board of Directors' meeting.

DOMESTIC

Domestic revenues fell by 10.4% in reported terms and 10.5% in organic terms to 8,104 million euros (9,048 million euros in H1 2012).

With a worsening economic outlook and a market characterised by stiff competition and accelerated downward pressure on prices (especially on mobile and traditional services), the fall in revenues was also significantly influenced by discontinuity factors of a regulatory nature.

In particular, revenues were affected by the entry into force on 1 January 2013 of the new mobile termination rates (MTR), which provide for rates to be reduced by a further 40% on H2 2012 and 72% on H1 2012, as well as by the recent decisions taken by AGCom regarding the prices for wholesale access to the copper network (local loop unbundling, naked bitstream, shared bitstream services). Excluding the impact of the reduction brought about by the new mobile termination rates (MTR), amounting to 247 million euros, and the aforesaid change in the prices for wholesale access to the copper network, amounting to 58 million euros, performance in H1 2013 would be -7.1% compared to the same period of the previous year, with a trend that is virtually in line with the first part of 2013. This reduction is attributable in particular to the fall in revenues from traditional services, which was only marginally offset by the development of innovative services, particularly on Fixed-line Broadband, ICT and Mobile Internet in the Consumer segment.

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amount to 7,687 million euros and fell by 10.3% (8,570 million euros in the first six months of 2012), with an organic reduction of 10.4%.

The performance of the individual market segments as compared with the same period of 2012 is as follows:

-

Consumer: revenues for the Consumer segment amounted to 4,012 million euros, down by 420 million euros compared to H1 2012 (-9.5%). Performance confirmed the downward trend compared to previous periods (-8.9% in Q1 2013), attributable in particular to steep erosion in the Mobile business(-16.4% compared to -14.7% in Q1 2013), due to fierce competition and the consequent loss of Customer Base (approximately -5% compared to 30 June 2012 and -3% compared to 31 December 2012) and the negative impact of the reduction in termination rates (-216 million euros in H1 on Mobile). This fall is entirely due to revenues from services (-383 million euros, -17.5%), particularly on traditional Mobile Voice services (-350 million euros, partly resulting from the aforesaid introduction of the new mobile termination rates, which has an impact of 186 million euros on the Consumer segment), Fixed-line voice (-91 million euros) and Messaging (-44 million euros), only partially offset by the growth in Mobile Internet revenues (+22 million euros) and Fixed-line Broadband (+18 million euros).

-

Business: Revenues for the Business segment in H1 2013 amounted to 2,627 million euros, down by 386 million euros (-12.8%) on the same period of 2012. The fall was primarily seen in revenues from services (-367 million euros), including -202 million euros on Mobile (-22.5%) and -182 million euros on Fixed-line (-9.1%). Specifically, on Mobile the contraction is mainly attributable to the decline in income from voice traffic, following the aforesaid reduction in the new mobile network termination rates (amounting to -61 million euros in the Business segment), but also to a reduction in unitary revenues (ARPU) and more marginally to a loss of human customer base (-2% compared to 30 June 2012), particularly in the Soho and SME segment. On Fixed-line, cooling demand due to the negative economic situation and a fall in the prices of more traditional voice and data services continues to have a dampening effect.

-

National Wholesale: the Wholesale segment reported revenues totally 964 million euros in H1 2013, down 71 million euros (-6.9%) on the same period of 2012. This is entirely attributable to the aforesaid regulatory changes which have cut the LLU access, Bitstream, Wholesale Line Rental and termination rates.

►

International Wholesale Revenues

International Wholesale revenues in H1 2013 amounted to 596 million euros, down by 113 million euros (-15.9%) on the same period of 2012. The contraction was seen particularly in Voice services (-90 million euros, -18%) following the annual review of bilateral contracts and the transit component, with a consequent focus on renewing higher margin agreements. Revenues were down for IP/Data services (-10 million euros, -7%) primarily in the captive market component. Despite the overall increase in the total bandwidth sold, the market suffered from the increasingly competitive scenario and the resulting fall in prices. Also down, particularly in the Domestic component, was the business MNC's segment (-11 million euros, -27%). In view of these reductions, the greater focus on higher margin international traffic and the constant attention and actions aimed at cutting costs allows an EBITDA of 96 million euros to be achieved in the first half of the year, with an increase in profitability compared to the same period of 2012 of approximately 2 percentage points, although this was down slightly in absolute terms.

EBITDA for the Domestic Business Unit amounted to 3,824 million euros, down 582 million euros on H1 2012 (-13.2%). EBITDA margin was 47.2%, slightly down compared to the first six months of 2012 (-1.5% percentage points). This result was affected by the decrease in revenues from services (-921 million euros compared to the corresponding period of 2012) and the impact of the Antitrust penalty relating to the A428 proceedings (84 million euros), which were only partly offset by the reduction in quotas payable to OLOs, resulting primarily from the reduction in termination rates and the efficiency achieved through selective monitoring and containment of operating costs.
Organic EBITDA came to 3,943 million euros (-480 million euros, -10.9% compared to H1 2012), with an EBITDA margin at 48.7% of revenues, essentially in line with the same period of the previous year (-0.1 percentage points).

EBIT for the Domestic Business Unit was -147 million euros, down by 2,752 million euros compared to H1 2012 (2,605 million euros). Performance was affected in particular by the 2,187 million euros write-down of the Core Domestic Cash Generating Unit goodwill.

Organic EBIT, excluding the aforesaid write-down, amounted to 2,159 million euros, down by 443 million euros (-17%) compared to H1 2012 (2,602 million euros). EBIT margin fell from 28.7% in H1 2012 to 26.6% in H1 2013.

The headcount, of 52,997 employees, fell by 227 units compared to 31 December 2012

***

BRAZIL

(average real/euro exchange rate 2.66695)

The revenues of Tim Brasil Group come to 9,655 million reais, 639 million reais higher than in H1 2012 (+7.1%). Revenues from services reached 8,152 million reais, up from 8,000 million reais in H1 2012 (+1.9%). Revenues from product sales increased from 1,016 million reais in H1 2012 to 1,503 million reais (+47.9%), thanks to the greater penetration of high-end handsets (smartphones, webphones and tablets), which is an important lever for developing Data Service revenues.

Mobile ARPU stood at 18.3 reais compared to 18.7 reais in H1 2012 (-2.1%). ARPU and service revenue performance were affected both by competitive pressures, which led to a fall in business voice unit prices, and by the reduction in the network interconnection rate for mobile operators.

The total number of lines as of 30 June 2013 was 72.2 million, up by 2.6% compared to 31 December 2012, corresponding to a market share of 27,2%.

EBITDA, of 2,452 million reais, was 67 million reais higher than in H1 2012 (+2.8%). EBITDA growth was sustained by the increase in revenues, mainly in VAS, partially counterbalanced by the higher termination costs due to increased traffic volumes and by industrial and labour costs. EBITDA margin was 25.4%, down 1.1 percentage points on the same period of 2012.

EBIT amounted to 1,121 million reais an improvement of 11 million reais on H1 2012. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisation of 59 million reais (1,330 million reais in H1 2013 compared with 1,271 million reais in the same period of 2012).

Headcount stood at 11,494 employees (11,622 as of 31 December 2012).

ARGENTINA

(average peso/euro exchange rate 6.72696)

Revenues came to 12,712 million pesos, up 2,333 million pesos (+22.5%) compared to H1 2012 (10,379 million pesos). The principal source of revenues for the Business Unit was mobile telephony which contributed around 74% of consolidated revenues and grew by 25% compared with H1 2012, thanks to growth in the mobile customer base and to the increase in the ARPU.

The number of fixed lines as of 30 June 2013 was 4,114 thousand, down slightly on the end of 2012 (4,128 thousand lines). Despite the fact that fixed telephone services in Argentina continue to be affected by the freeze on tariffs imposed by the Economic Emergency Law of January 2002, the ARBU  (Average Revenue Billed per User) grew by 8.5% compared to H1 2012, thanks to the increase in additional services and the more widespread adoption of new price plans.

The total broadband client base of Telecom Argentina as of 30 June 2013 was essentially in line with the end of 2012 and stood at 1,634,000 accesses.

The Personal client base in Argentina grew by 332,000 from the end of 2012 to reach a total of  19,307 thousand lines,  33% of them with post-paid contracts. Meanwhile, thanks to the increase in the number of high value customers and the leadership in the Smartphones segment, the ARPU grew by 16.8% to reach 63.8 pesos (54.6 pesos in H1 2012). Much of this growth is attributable to value added services (including SMS and  Internet), which together represent 56% of mobile telephony revenues in H1 2013.

In Paraguay, the Núcleo client base grew by 3.5% compared to 31 December 2012 to reach 2,381 thousand lines, 20% of them on postpaid contracts.

EBITDA reached 3,615 million pesos up by 484 million pesos (+15.5% compared to H1 2012). The EBITDA margin was 28.4%, down by 1.8 percentage points on H1 2012, mainly due to the higher incidence of labour and other operating costs, particularly as a result of the higher indirect tax charges resulting from the increased tax on gross revenues.

EBIT was 1,524 million pesos, up by 72 million pesos (+5.0%) compared to H1 2012, essentially as a result of the improved EBITDA, partly offset by higher amortisations and write-downs of non-current assets. EBIT margin was 12.0% of revenues (-2 percentage points compared to H1 2012).

Headcount stood at 16,713 employees (16,803 as of 31 December 2012).

OLIVETTI

On 13 June 2012, the shareholders' meeting of the subsidiary Olivetti I-Jet S.p.A. resolved to wind up the company. Furthermore, on 2 July 2013, a resolution was passed to start winding up the Swiss subsidiary Olivetti Engineering S.A.

Revenues in H1 2013 amounted to 124 million euros, down by 6 million euros on the same period of 2012.

The fall in revenues is mainly due to lower copying and printing sales in the Italian market, where SME customers and professionals are the most exposed to the current market crisis. These sales fell by around 9 million euros (including 4 million euros on sales of photocopiers and associated products and 5 million euros due to a decline in the machine rental business). This fall was offset by sale performance in specialised systems and applications, where revenues grew in the first half of the year by 4 million euros (including 3 million euros in Italy and 1 million euros in Europe) and, in the Italian market, by increased revenues from cloud services and solutions (+1 million euros).

EBITDA was a negative 23 million euros,  up by 15 million euros compared to the same period of 2012 (+39.5%). In particular, during H1 2012, the EBITDA was affected by the provision for restructuring costs of 16.5 million euros made in June 2012 following the launch of Olivetti I-Jet S.p.A. winding-up process. Excluding this provision, the organic variation is -4.5%. The result for H2 2013 is however affected by charges totalling 9 millioneuros, following the fire on 19 March 2013 which completely destroyed the spare parts warehouse. The goods were covered by appropriate insurance policies and compensation is expected to be paid by the end of the current financial year. Excluding this component, the variation in EBITDA would have been a positive 8 million euros (+36.4%), thanks to steady margins on sales and the reduction in fixed costs (which benefit from the closure in 2012 of the ink-jet sector). These two phenomena more than matched the lower profits from declining sales.

EBIT was a negative 25 million euros, up by 16 million euros compared to the same period of 2012. The organic variation in EBIT, excluding the provision for restructuring costs in H1 2012, was zero. Excluding the losses due to the destruction of the spare parts warehouse in H1 2013, EBIT grew by 9 million euros (+36%).

The headcount of 729 employees fell by 49 units compared to 31 December 2012.

***

OUTLOOK FOR THE 2013 FINANCIAL YEAR

The difficult economic and market situation, marked by fierce competition, combined with the negative impact of the regulatory aspects, in the Domestic market, have led to a reassessment of the Domestic Business Unit's objectives, particularly with regard to the expected reduction in Ebitda for the whole of 2013, which is expected to change from a "mid-single digit decline" to a "high-single digit decline". Given this scenario, Telecom Italia is implementing significant actions aimed at increasing the level of operational and financial efficiency and ensuring that the deleverage expected for the end of the year is achieved.

Consequently, the objectives linked to the main economic and financial indicators of the Telecom Italia Group, for the whole of 2013, as previously reported, have been redefined as follows:

•

Revenues essentially stable compared to 2012 (confirmed from previous communications);

•

Percentage reduction of the EBITDA from “low single digit decline” to “mid-single digit decline”;

•

Adjusted net financial position below 27 billion euros (confirmed from previous communications).

***

ACCESS NETWORK SPIN-OFF PLAN

The Board of Directors notes that AGCom has completed the preliminary investigation, confirming the reliability and appropriateness of the spin-off plan, as already announced on 30 May.

***

The Manager in charge of preparing the accounting and corporate documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of Italy’s Unified Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

SUPPLEMENTARY INFORMATION REQUIRED BY CONSOB

With a provision pursuant to Article 114, subsection 5, Legislative Decree no. 58/1998 CONSOB asked the Company to provide some specific information to supplement the First Half Financial Report at 30 June 2013 and the press release relating to its approval. It is set out below, repeating – for quick reference – information in any case already included in the aforementioned report and press release.

The access network separation plan

On 30 May 2013 the Telecom Italia Board of Directors resolved to proceed with the spin-off of the business unit relating to passive services for access to the fixed network and electronics introduced in the street cabinets for the creation of new generation broadband services.

The spin-off operation is aimed at achieving the Equivalence of Input (EoI) which, in line with the provisions of the European Recommendation on costing and non discrimination being issued, should allow the mitigation of regulatory constraints for the three-year period 2014-2016.

The company promptly informed the National Regulatory Authority for Communications (AGCom) of the voluntary separation project pursuant to Article 50ter, paragraph 1, of the Electronic Communications Code, in order to allow it to assess the effect of the operation through the start of a coordinated analysis of the access markets.

In the months of June and July some preliminary in-depth studies were carried out between the company's offices and those of AGCom, with particular reference to the perimeter of the network involved in the separation, the governance of the EoI system, and the procedures and timing for the implementation of the EoI model.

On 26 July, the Authority informed Telecom Italia that it had assessed the proposed spin-off of the access network with the implementation of the EoI model, and found the requirements of reliability and appropriateness provided for in the BEREC guidelines on functional separation. The Authority also announced that a coordinated analysis of the access markets will be initiated in the month of September (in line with the procedure provided for by Article 50ter, paragraph 2, of the Electronic Communications Code) and asked for confirmation of the company's willingness to proceed with the project and to provide all elements that may be useful for evaluation.

The Board of Directors notes that AGCom has positively completed the preliminary investigation, verifying the requirements of reliability and appropriateness of the spin-off plan, it has confirmed its willingness to proceed with the spin-off plan, as already announced on 30 May.

Economic-financial performance

The directors, within the assessment of the recoverability of the goodwill for the purposes of preparing the half year financial report at 30 June 2013, assessed the validity and reasonableness of the assumptions underlying the 2013-2015 plan.

Continuing to apply the impairment test procedure previously adopted in the 2012 Financial Statements, a verification of the variations between the expected results and the final data relating to the first half of the year in progress was carried out. The differences mainly affected the Core Domestic business unit and were caused by the deterioration of the macroeconomic framework, an increase in the competitive dynamic (in particular on the price leverage of mobile services), and the review that took place in the regulatory variables. These dynamics will determine a reduction of the results expected in the short-medium period, without however making the strategy and the prospects underlying the plan obsolete.

Consequently, the estimate of the use value for the Core Domestic business unit was based on the analytical forecasts of the planned financial cash flows adjusted to consider the following elements:

a)

recurring differences that are only “worsening” among the 2013 new forecasts, updated on the basis of the results of the first half, and the 2013 budget (prior to the effect of AGCom decisions of July 2013).

b)

expected effects following AGCom's decisions of July 2013 on the lowering of the wholesale prices of the copper network.

Pursuant to the specific procedure, in addition, the reasonableness of the adjusted planned forecasts was verified through comparison with the recent forecasts formulated by the financial analysts (equity reports, industry reports and sector analyses).

The impairment test, carried out in this way, highlighted a reduction in the value of the Core Domestic business unit equal to -2,187 million euros.

As concerns the other business units to which a goodwill is allocated, an analysis was made of the planned cash flows in relation to Brazil and International Wholesale, for which the impairment value is based on the use value; no impairment loss was therefore recorded at 30 June 2013. In addition, a sensitivity analysis to changes in the cumulative growth rate of the EBITDA and the investment rate (capex/revenues) was carried out, and for both business units the most significant variable is the investment rate (capex/revenues).

The difficult economic and market situation, marked by fierce competition, combined with the negative impact of the regulatory aspects, in the internal market, have led to a reassessment of the Domestic Business Unit's objectives reported to the market on 8 February 2013, particularly with regard to the expected reduction in organic EBITDA for the whole of 2013, which is expected to change from a "mid-single digit decline" to a "high-single digit decline". Consequently for the consolidated organic EBITDA a reduction has been anticipated which shifts from “low-single digit decline” to “mid-single digit decline”. Whereas the Group guidances for 2013 are confirmed with regard to:

▪

revenues (expected to be essentially stable with respect to 2012) and

▪

the adjusted net financial position (expected to be below 27 billion euros).

Confirmation of the objective on the adjusted net financial position, despite the presence of a reduction in the guidance of the organic EBITDA, depends not on the mere inertial development of the operations but the activation of specific actions which will be carried out also through the activation of a project team, which will be responsible for implementing the activities necessary to achieve the objectives. These actions will be aimed at increasing the level of operational and financial efficiency and ensuring the deleverage objectives expected for the end of the year are achieved. Specifically, it involves initiatives to optimize the management of the working capital. Competitive repositioning actions have also been put in place with the aim of containing and stabilizing the customer base and increasing the penetration of new services.

This area of intervention is accompanied by the optimization of the investments profile and the timing of the entry into operation of the investments in accordance with the new levels of commercial development as redefined in the updated forecasts, while respecting the priorities and technical innovative programmes of the networks which provide greater impetus to develop the new fiber optic network in Italy. Priority redefinitions are in fact in progress which, by recovering efficiency and areas of spending from the management of the traditional network activities, allow resources to be diverted towards investments with high innovation aimed at stabilizing the EBITDA.

The aforementioned actions are divided into specific projects initiated in both Italy and Brazil.

Financial risks

The previously mentioned unfavourable macroeconomic and market context also forces us to consider the downgrading of the credit rating assigned by the rating agencies as one of the possible risks that the Company must face.

Given that the Group's bond issues do not contain financial covenants (such as Debt/Ebitda, Ebitda/Interests ratios or similar), nor clauses that force the early repayment of loans due to events other than insolvency, the effects of a downgrade would be both immediate and prospective.

With reference to the existing financial debt, a downgrading of one notch would have an insignificant financial impact, equal to around 11 million euros in terms of greater annual financial charges, in relation to bank loans that provide mechanisms for the automatic adjustment of the cost of borrowing to the rating level. Contracts relating to loans taken out with the European Investment Bank (for a nominal total of 3,350 million euros) then contain a clause on the basis of which if one or more of the credit ratings of the medium and long-term debt not subordinate to and not guaranteed by Telecom Italia is less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the Company must immediately inform the EIB of this. The latter shall have the right to request that additional guarantees be established to its liking, or rather that Telecom Italia provides another type of guarantee, offering protection in a manner, form and content deemed acceptable by the bank. In the case of non-compliance with the EIB's requests, the latter shall have the right to demand the immediate repayment of the amount disbursed.

The impacts deriving from a possible downgrade on future refinancings, the costs connected to them and the goodwill evaluation process cannot be estimated at present. The increased risk levels for our financial counterparts which would arise from a possible downgrade of Telecom Italia's credit rating may involve an increase in the costs connected to the management of the hedging derivatives Group portfolio, costs that also cannot be estimated at present.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the first half 2013 and 2012.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) the measure denominated “Adjusted net financial debt” has been introduced, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report at June 30, 2013 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2013.

The accounting policies and consolidation principles adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2013 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2012, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2013, whose impacts are ahead shown.

Furthermore, please note that the limited review work by our independent auditors on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2013 has not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half 2013	1st Half 2012	Change
			(a-b)
	(a)	(b)	amount	%

Revenues	13,760	14,793	(1,033)	(7.0)
Other income	110	108	2	1.9
Total operating revenues and other income	13,870	14,901	(1,031)	(6.9)
Acquisition of goods and services	(6,154)	(6,500)	346	5.3
Employee benefits expenses	(1,931)	(2,006)	75	3.7
Other operating expenses	(941)	(897)	(44)	(4.9)
Change in inventories	114	62	52	83.9
Internally generated assets	278	299	(21)	(7.0)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,236	5,859	(623)	(10.6)
Depreciation and amortization	(2,589)	(2,676)	87	3.3
Gains (losses) on disposals of non-current assets	(81)	16	(97)
Impairment reversals (losses) on non-current assets	(2,213)	−	(2,213)	-
Operating profit (loss) (EBIT)	353	3,199	(2,846)	(89.0)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(4)	4	-
Other income (expenses) from investments	2	−	2	-
Finance income	1,487	1,272	215	16.9
Finance expenses	(2,436)	(2,189)	(247)	(11.3)
Profit (loss) before tax from continuing operations	(594)	2,278	(2,872)
Income tax expense	(633)	(822)	189	23.0
Profit (loss) from continuing operations	(1,227)	1,456	(2,683)
Profit (loss) from Discontinued operations/Non-current assets held for sale	3	−	3	-
Profit (loss) for the period	(1,224)	1,456	(2,680)
Attributable to:
Owners of the Parent	(1,407)	1,242	(2,649)
Non-controlling interests	183	214	(31)	(14.5)

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		1st Half 2013	1st Half 2012

Profit (loss) for the period	(a)	(1,224)	1,456

Other components of the Consolidated Statements of Comprehensive Income:

Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		3	4
Net fiscal impact		(2)	(1)
	(b)	1	3
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Net fiscal impact		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	1	3

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(31)	31
Loss (profit) transferred to the Separate Consolidated Income Statement		1	1
Net fiscal impact		6	(7)
	(e)	(24)	25

Hedging instruments:
Profit (loss) from fair value adjustments		(472)	(76)
Loss (profit) transferred to the Separate Consolidated Income Statement		277	39
Net fiscal impact		55	10
	(f)	(140)	(27)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(620)	(337)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(g)	(620)	(337)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(h)	1	−
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(783)	(339)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(782)	(336)
Total comprehensive income (loss) for the period	(a+k)	(2,006)	1,120
Attributable to:
Owners of the Parent		(1,925)	1,018
Non-controlling interests		(81)	102

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		06/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,101	32,410	(2,309)
Other intangible assets		7,585	7,927	(342)
		37,686	40,337	(2,651)
Tangible assets
Property, plant and equipment owned		13,884	14,465	(581)
Assets held under finance leases		963	1,014	(51)
		14,847	15,479	(632)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	65	−
Other investments		42	39	3
Non-current financial assets		1,553	2,496	(943)
Miscellaneous receivables and other non-current assets		1,603	1,496	107
Deferred tax assets		945	1,432	(487)
		4,208	5,528	(1,320)
Total Non-current assets	(a)	56,741	61,344	(4,603)
Current assets
Inventories		536	436	100
Trade and miscellaneous receivables and other current assets		7,095	7,006	89
Current income tax receivables		50	77	(27)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,834	1,256	578
Cash and cash equivalents		4,793	7,436	(2,643)
		6,627	8,692	(2,065)
Current assets sub-total		14,308	16,211	(1,903)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	14,308	16,211	(1,903)
Total assets	(a+b)	71,049	77,555	(6,506)

(millions of euros)		06/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		16,962	19,378	(2,416)
Non-controlling interests		3,516	3,634	(118)
Total Equity	(c)	20,478	23,012	(2,534)
Non-current liabilities
Non-current financial liabilities		31,435	34,091	(2,656)
Employee benefits		862	872	(10)
Deferred tax liabilities		649	848	(199)
Provisions		855	863	(8)
Miscellaneous payables and other non-current liabilities		984	1,053	(69)
Total Non-current liabilities	(d)	34,785	37,727	(2,942)
Current liabilities
Current financial liabilities		6,531	6,150	381
Trade and miscellaneous payables and other current liabilities		9,137	10,542	(1,405)
Current income tax payables		118	124	(6)
Current liabilities sub-total		15,786	16,816	(1,030)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	15,786	16,816	(1,030)
Total Liabilities	(f=d+e)	50,571	54,543	(3,972)
Total equity and liabilities	(c+f)	71,049	77,555	(6,506)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

		1st Half	1st Half
(millions of euros)		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		(1,227)	1,456
Adjustments for:
Depreciation and amortization		2,589	2,676
Impairment losses (reversals) on non-current assets (including investments)		2,213	1
Net change in deferred tax assets and liabilities		352	627
Losses (gains) realized on disposals of non-current assets (including investments)		80	(16)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	4
Change in provisions for employees benefits		(6)	(6)
Change in inventories		(96)	(57)
Change in trade receivables and net amounts due from customers on construction contracts		87	235
Change in trade payables		(851)	(695)
Net change in current income tax receivables/payables		16	(54)
Net change in miscellaneous receivables/payables and other assets/liabilities		(69)	(192)
Cash flows from (used in) operating activities	(a)	3,088	3,979
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,000)	(917)
Purchase of tangible assets on an accrual basis		(1,193)	(1,352)
Total purchase of intangible and tangible assets on an accrual basis		(2,193)	(2,269)
Change in amounts due to fixed asset suppliers		(653)	(641)
Total purchase of intangible and tangible assets on a cash basis		(2,846)	(2,910)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		−	(7)
Acquisitions/disposals of other investments		−	−
Change in financial receivables and other financial assets		259	236
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(118)	(5)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		46	30
Cash flows from (used in) investing activities	(b)	(2,659)	(2,656)
Cash flows from financing activities:
Change in current financial liabilities and other		(1,404)	(100)
Proceeds from non-current financial liabilities (including current portion)		1,577	1,846
Repayments of non-current financial liabilities (including current portion)		(2,679)	(2,687)
Share capital proceeds/reimbursements (including subsidiaries)		−	(2)
Dividends paid		(498)	(1,027)
Changes in ownership interests in consolidated subsidiaries		(12)	−
Cash flows from (used in) financing activities	(c)	(3,016)	(1,970)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	(2,587)	(647)
Net cash and cash equivalents at beginning of the period	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	(104)	(28)
Net cash and cash equivalents at end of the period	(h=e+f+g)	4,706	5,995

Additional Cash Flow information:

		1st Half	1st Half
(millions of euros)		2013	2012

Income taxes (paid) received		(229)	(241)
Interest expense paid		(1,650)	(1,875)
Interest income received		600	727
Dividends received		2	−

Analysis of Net Cash and Cash Equivalents:

		1st Half	1st Half
(millions of euros)		2013	2012

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		7,436	6,714
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		7,397	6,670
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		4,793	6,029
Bank overdrafts repayable on demand – from continuing operations		(87)	(34)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		4,706	5,995

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	06/30/2013	12/31/2012	Change
	(a)	(b)	(a - b)

Non-current financial liabilities
Bonds	21,705	23,956	(2,251)
Amounts due to banks, other financial payables and liabilities	8,645	8,976	(331)
Finance lease liabilities	1,085	1,159	(74)
	31,435	34,091	(2,656)
Current financial liabilities (*)
Bonds	3,655	3,593	62
Amounts due to banks, other financial payables and liabilities	2,677	2,338	339
Finance lease liabilities	199	219	(20)
	6,531	6,150	381
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	37,966	40,241	(2,275)
Non-current financial assets
Securities other than investments	(13)	(22)	9
Financial receivables and other non-current financial assets	(1,540)	(2,474)	934
	(1,553)	(2,496)	943
Current financial assets
Securities other than investments	(1,311)	(754)	(557)
Financial receivables and other current financial assets	(523)	(502)	(21)
Cash and cash equivalents	(4,793)	(7,436)	2,643
	(6,627)	(8,692)	2,065
Financial assets relating to Discontinued operations/Non-current assets held for sale	−	−	−
Total financial assets	(8,180)	(11,188)	3,008
Net financial debt carrying amount	29,786	29,053	733
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(973)	(779)	(194)
Adjusted Net Financial Debt	28,813	28,274	539
Breakdown as follows:
Total adjusted gross financial debt	36,007	37,681	(1,674)
Total adjusted financial assets	(7,194)	(9,407)	2,213
(*) of which current portion of medium/long-term debt:
Bonds	3,655	3,593	62
Amounts due to banks, other financial payables and liabilities	2,020	1,681	339
Finance lease liabilities	199	219	(20)

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic
Revenues	8,104	9,048	(944)	(10.4)	(10.5)
EBITDA	3,824	4,406	(582)	(13.2)	(10.9)
EBITDA margin	47.2	48.7		(1.5)pp	(0.1)pp
EBIT	(147)	2,605	(2,752)		(17.0)
EBIT margin	(1.8)	28.8		(30.6)pp	(2.1)pp
Headcount at period-end (number)	52,997	(*) 53,224	(227)	(0.4)

(*) Headcount at December 31, 2012

Core Domestic

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic
Revenues	7,687	8,570	(883)	(10.3)	(10.4)
Consumer	4,012	4,432	(420)	(9.5)	(9.5)
Business(1)	2,627	3,013	(386)	(12.8)	(12.8)
National Wholesale	964	1,035	(71)	(6.9)	(7.7)
Other	84	90	(6)	(6.7)	(6.7)
EBITDA	3,731	4,309	(578)	(13.4)	(11.0)
EBITDA margin	48.5	50.3		(1.8)pp	(0.3)pp
EBIT	(193)	2,556	(2,749)		(17.3)
EBIT margin	(2.5)	29.8		(32.3)pp	(2.3)pp
Headcount at period-end (number)	52,048	(*) 52,289	(241)	(0.5)
(*) Headcount at December 31, 2012

(1) Starting from January 1, 2013 includes the revenues of the Top segment. Figures for the periods under comparisons have been restated.

International Wholesale

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic
Revenues	596	709	(113)	(15.9)	(15.7)
of which third parties	425	500	(75)	(15.0)	(14.7)
EBITDA	96	103	(7)	(6.8)	(4.9)
EBITDA margin	16.1	14.5		1.6pp	1.9pp
EBIT	45	50	(5)	(10.0)	(8.0)
EBIT margin	7.6	7.1		0.5pp	0.6pp
Headcount at period-end (number)	949	(*) 935	14	1.5

(*) Headcount at December 31, 2012

***

BRAZIL
	(millions of euros) (millions of reais) Change
	1st Half 2013 (a)	1st Half 2012 (b)	1st Half 2013 (c)	1st Half 2012 (d)	amount (c-d)	% (c-d/d)
Revenues	3,620	3,733	9,655	9,016	639	7.1
EBITDA	919	987	2,452	2,385	67	2.8
EBITDA margin	25.4	26.5	25.4	26.5		(1.1)pp
EBIT	420	460	1,121	1,110	11	1.0
EBIT margin	11.6	12.3	11.6	12.3		(0.7)pp
Headcount at period-end (number)			11,494	(*) 11,622	(128)	(1.1)

(*) Headcount at December 31, 2012

***

ARGENTINA
	(millions of euros) (millions of pesos)				Change
	1st Half 2013 (a)	1st Half 2012 (b)	1st Half 2013 (c)	1st Half 2012 (d)	amount (c-d)	% (c-d)/d
Revenues	1,890	1,823	12,712	10,379	2,333	22.5
EBITDA	537	550	3,615	3,131	484	15.5
EBITDA margin	28.4	30.2	28.4	30.2		(1.8)pp
EBIT	226	255	1,524	1,452	72	5.0
EBIT margin	12.0	14.0	12.0	14.0		(2.0)pp
Headcount at period-end (number) (*)			16,713	(**) 16,803	(90)	(0.5)

 (*) Includes employees with temp work contracts: 1 at June 30, 2013 and 3 at December 31, 2012

(**) Headcount at December 31, 2012

***

OLIVETTI

(millions of euros)	1st Half 2013	1st Half 2012	Change
			amount	%	% organic
Revenues	124	130	(6)	(4.6)	(4.6)
EBITDA	(23)	(38)	15	39.5	(4.5)
EBITDA margin	(18.5)	(29.2)		10.7pp	(1.6)pp
EBIT	(25)	(41)	16	39.0	0.0
EBIT margin	(20.2)	(31.5)		11.3pp	(1.0)pp
Headcount at period-end (number)	729	(*) 778	(49)	(6.3)

(*) Headcount at December 31, 2012

***

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

EBITDA – organic data reconciliation

	TELECOM ITALIA GROUP		Domestic		Olivetti
(millions of euros)	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half
	2013	2012	2013	2012	2013	2012

Historical EBITDA	5,236	5,859	3,824	4,406	(23)	(38)
Changes in the scope of consolidation		32		−		−
Foreign currency financial statements translation effect		(179)		(1)		−
Non-organic (revenues and income) costs and expenses	119	34	119	18	−	16
Disputes and settlements	86	12	86	12	−	−
Restructuring expenses	21	16	21	−	−	16
Other expenses (income) net	12	6	12	6	−	−

Comparable EBITDA	5,355	5,746	3,943	4,423	(23)	(22)

EBIT – organic data reconciliation

TELECOM ITALIA GROUP			Domestic		Olivetti
(millions of euros)	1st Half	1st Half	1st Half	1st Half	1st Half	1st Half
	2013	2012	2013	2012	2013	2012

Historical EBIT	353	3,199	(147)	2,605	(25)	(41)
Changes in the scope of consolidation		46		−		−
Foreign currency financial statements translation effect		(83)		−		−
Non-organic (revenues and income) costs and expenses already described under EBITDA	119	34	119	18	−	16
Loss on the disposal of La7 S.r.l.	105	−	-	−	−	−
Gains on disposals of non-current assets	−	(21)	−	(21)	−	−
Core Domestic CGU goodwill impairment charge	2,187	−	2,187	−	−	−
Other non-organic items	(1)	−	−	−	−	−
Comparable EBIT	2,763	3,175	2,159	2,602	(25)	(25)

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2013:

(billions of euros)	6/30/2013		12/31/2012
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	-	-	1.25	-
Revolving Credit Facility – due August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - due December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

We remind that on May 24, 2012 Telecom Italia signed a contract in order to extend half of the Revolving Credit Facility (RCF) maturing on August 2014 through a Forward Start Facility for the amount of 4 billion euros which will come into effect on August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature on May 2017.

On March 25, 2013 Telecom Italia signed a new contract in order to extend further 3 billion euros of the Revolving Credit Facility maturing on August 2014, already partially extended in 2012. The extension has been obtained through a Forward Start Facility for the amount of 3 billion euros which will come into effect on August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature on March 2018.

Furthermore, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first half 2013, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. hybrid bond 750 million euros 7.750% due 3/20/2073 (1)	Euro	750	3/20/2013

(1)

It’s the first subordinated bond (“hybrid bond”) in the Euro market. The bond has a tenor of 60 years and final maturity in 2073 with a first call date for the issuer in 2018. The call schedule is at par on March 20, 2018 and every 5 years after. Coupon step up 25 bps in 2023 plus an additional 75 bps in 2038. The effective yield to the first call date is 7.875%. The notes are listed on the Luxembourg Stock Exchange.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% (2)	Euro	432	3/21/2013

(1)

Net of 172 million euros repurchased from the company during the years 2011 and 2012.

(2)

Net of 218 million euros repurchased from the company during the years 2011 and 2012.

On June 3, 2013, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of three Telecom Italia Capital S.A. USD notes maturing between June 2014 and October 2015, repurchasing a total nominal amount of 1,577 million of USD (about 1.2 billion euros). The repurchased notes will be held by the purchaser Telecom Italia S.p.A. in its portfolio until maturity, while at consolidated level such notes were reversed from the liabilities.

The details of the Telecom Italia Capital S.A. notes repurchased by Telecom Italia S.p.A. are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer	Principal amount repurchased	Buyback price

Telecom Italia Capital S.A. 1,000 USD millions 6.175%	US$ 1,000,000,000	US$ 220,528,000	105.382%
Telecom Italia Capital S.A. 1,250 USD millions 4.950%	US$ 1,250,000,000	US$ 721,695,000	105.462%
Telecom Italia Capital S.A. 1,400 USD millions 5.250%	US$ 1,400,000,000	US$ 634,797,000	108.523%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 217 million euros (nominal value) as of June 30, 2013 and decreased by 13 million euros in comparison with December 31, 2012 (230 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of June 30, 2013 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,638 million euros with the following detail:

•

268 million euros, due July 19, 2013;

•

1,529 million euros, due November 15, 2013;

•

284 million euros, due January 22, 2014;

•

557 million euros, due May 19, 2014;

•

596 million euros, due June 18, 2014;

•

404 million euros, due September 30, 2014.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group; furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), we point out that following the downgrade to Baa3 undergone by Telecom Italia from Moody’s last February 11, 2013, the EIB has performed a review of all the outstanding contracts (for a total nominal amount of 3,350 million euros) and the parties agreed to lightly modify the contracts with reference to the clauses of assets disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Finally, a clause has been inserted according to which should one or more medium/long term non subordinated debt and not guaranteed Telecom Italia credit rating be less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the company shall communicate it immediately to the EIB, which will have the right to require the constitution of additional guarantees liking to the EIB itself, or Telecom Italia shall provide other kind of guarantee offering protection in manner, form and content adequate to the Bank, specifying a term for that establishment; in case of non-fulfilment by Telecom Italia to the EIB possible requirements, the EIB could demand the immediate repayment of the loan.

With reference to the EIB loans not secured by bank guarantees for an amount of 1,453 million euros (out of a total of 3,359 million euros at June 30, 2013), the following covenants are applied:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contract, the EIB has the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its quality of creditor);

•

“Clause by inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros and in the loan contracted on February 7, 2013 for the amount of 300 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new financing agreements, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent treatment in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros;

•

“Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half of quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB which has the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with spread on the Euribor between a minimum of 0.0875% and a maximum of 0.2625% for the credit line maturing on 2014.

The syndicated bank credit line contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi- currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline similar to that provided in the facility of August 1, 2005, although updated in order to consider the change in the shareholder’s agreement signed on April 28, 2007 and occurred on October 28, 2009. Therefore, there is not change of control in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., keeping unchanged the above mentioned provisions. Currently the facility is unused;

•

Bonds. The regulations covering the bonds issued under the EMTN Programs, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB.) for a total nominal amount of 3.35 billion euros:

•

the contracts signed by Telecom Italia with the EIB, for the amount of 2.65 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the Bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the Bank has the right to terminate the contract;

•

the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for a total amount of 600 million euros, carry the obligation of promptly informing the Bank about any significant changes regarding the Bylaws or the shareholders. Failure to communicate this information to the Bank shall result in the termination of the contract. According to these contracts, there is change in control if a subject or a group of subjects acting in concert acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary shareholders’ meeting or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries. In case of change in control, the EIB has the right to demand the repayment in advance of the loan;

•

the three contracts guaranteed and dated September 26, 2011 for a total amount of 200 million euros, as well as the loan contract dated February 7, 2013 guaranteed by SACE for the amount of 100 million euros, consider the “clause by inclusion” according to which in case Telecom Italia commits herself to maintain in other financing agreements financial covenants not present or more restrictive than those granted to the EIB, the Bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent provision in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros.

•

Senior Secured Syndicated Facility. The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) for the amount of 312,464,000 Argentinean pesos and provides the repayment of the loan in 2016. Following a Waiver & Prepayment Agreement of March 6, 2013, the residual amount is equal to 55,164,000 Argentinean pesos (about 8 million euros). The loan is assisted by a bank guarantee at first call for its residual amount, while the two pledges set up on (i) 15,533,834 Telecom Argentina’s shares and (ii) 2,351,752 American Depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A. had been relieved. The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change of control that  involves the total repayment in advance of the loan in case the Telecom Group holds less than the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brazil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of June 30, 2013, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOM ITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Half	1st Half
	2013	2012

Acquisition of goods and services, Other operating expenses:
Sundry expenses	(85)	(2)
Employee benefits expenses:
Restructuring expenses	(21)	(16)
Impact on Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(106)	(18)
Gain (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	−	21
Losses on disposals of non-current assets	(105)	−
Impairment loss on Core Domestic goodwill	(2,187)	−
Impact on EBIT - Operating profit	(2,398)	3
Impact on profit (loss) before tax from continuing operations	(2,398)	3
Income taxes on non-recurring items	6	(2)
Discontinued operations	3	−
Impact on profit (loss) for the period	(2,389)	1

TELECOM ITALIA GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE PROSPECTIVE ADOPTION OF IFRS 13 (FAIR VALUE MEASUREMENT)

On December 11, 2012, EC issued the Regulation EC n. 1255-2012 that endorsed in the EU the IFRS 13, which aims to improve consistency and comparability in fair value measurement through the so called “fair value hierarchy”. The IFRS 13 should be adopted prospectively and do not extend the use of fair value accounting but provide guidance on how it should be applied.

In particular, the IFRS 13:

•

defines the concept of fair value;

•

establishes a single set of principles for all fair value measurements;

•

introduces specific disclosure requirements to be provided about the measurement of fair value.

Although many of the concepts set forth in IFRS 13 are consistent with current practice, some aspects of the new standard result in impacts on Telecom Italia Group, foremost among which is the effect due to the clarification introduced regarding the measurement of the non-performance risk in determining the fair value of derivative contracts. This risk includes both changes in the creditworthiness of the counterparty and of the Telecom Italia Group.

The application of IFRS 13 has resulted for the first half 2013 in a positive effect on the net result and equity attributable to owners of the Parent company of 22 million euros.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 2th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager